SEPARATE ACCOUNT

The Account.--The word account, where we use it in this contract without qualification, means the Pruco Life Single Premium Variable Life Account. This is a unit investment trust registered with the SEC under the Investment Company Act of 1940. It is also subject to the laws of New Jersey. We own the assets of the account: we keep them separate from the assets of our general investment account. We established the account to support variable life insurance contracts. We guarantee that the expense and mortality results of the Account will not adversely affect the dollar amounts of value, benefits or payments under this contract.

Subaccounts.--The account has several subaccounts. We list them on the Contract Data page(s). You determine, using percentages, how invested premium amounts will be allocated among the subaccounts. You may choose to allocate nothing to a particular subaccount. But any allocation you make must be at least 10%: you may not choose a fractional percent.

Example: You may choose a percentage of 0, or 100 or 10, 11, 12, and so on, up to 90. But you may not choose a percentage of 1 through 9, or 91 through 99, or any percent that is not a whole number.

You may change the allocation for additional invested premium amounts at any time if the contract is not in default. To do so, you must notify us in writing in a form that meets our needs. The change will take effect on the date we receive your notice at our Service Office.

Transfers Among Subaccounts and the Fixed Account.--You may transfer amounts among subaccounts and to the fixed account as often as four times in a contract year, if the contract is not in default. In addition, at any time in the first two contract years, the entire amount in the subaccounts may be transferred to the Fixed Account. Transfers out of the fixed account to the subaccounts will be allowed only with the Company's consent. To do so, you must notify us in writing in a form that meets our needs. The transfer will take effect on the date we receive your notice at our Service Office.

The Fund.--The word fund, where we use it in this contract without qualification, means the fund we identify in the Contract Data pages. The fund is registered with the SEC under the Investment Company Act of 1940 as an open-end diversified management investment company. The fund has several portfolios; there is a portfolio that corresponds to each of the subaccounts of the account. We list these portfolios in the Contract Data pages.

Account Investments.--We use the assets of the account to buy shares in the fund. Each subaccount is invested in a corresponding specific portfolio. Income and realized and unrealized gains and losses from assets in each subaccount are credited to, or charged against, the subaccount. This is without regard to income, gains, or losses in our other investment accounts.

We will determine the value of the assets in the account at the end of each business day. When we use the term business day, we mean a day when the New York Stock Exchange is open for trading. We might need to know the value of an asset on a day that is not a business day or on which trading in that asset does not take place. In this case, we will use the value of that asset as of the end of the last prior business day on which trading took place.

Example: If we need to know the value of an asset on a Sunday, we will normally use the value of the asset as of the end of business on Friday.

We will always keep assets in the account with a total value at least equal to the amount of the investment amounts under contracts like this one. (See page 10.) To the extent those assets do not exceed this amount, we use them only to support those contracts: we do not use those assets to support any other business we conduct. We may use any excess over this amount in any way we choose.

Change in Investment Policy.--A portfolio of the fund might make a material change in its investment policy. In that case, we will send you a notice of the change.

Change of Fund.--A portfolio might, in our judgment, become unsuitable for investment by a subaccount. This might happen because of a change in investment policy, or a change in the laws or regulations, or because the shares are no longer available for investment, or for some other reason. If that occurs, we have the right to substitute another portfolio of the fund, or to invest in a fund other than the one we show on the Contract Data page(s). But we would first seek approval from the SEC and, where required, the insurance regulator where this contract is delivered.

                                 FIXED ACCOUNT

The Fixed Account.--In addition to allocating your invested premium amount to one or more of the subaccounts described above, you may direct all or part of your invested premium amount into the fixed account. The fixed account is funded by the general account of Pruco Life. The fixed account is credited with interest as described under Guaranteed Interest and Excess Interest on pages 10 and 11. As described above, you may also transfer amounts from the subaccounts to the fixed account. Transfers from the fixed account to the subaccounts may be made only with the consent of and to the extent allowed by the Company.

Right to Transfer.--You may at any time transfer that portion of your contract fund allocated to one or more of the subaccounts into the fixed account. The fixed account earns a fixed rate of interest as described on page 10.


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